UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            TECHPRECISION CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                             ASHER S. LEVITSKY P.C.
                                KATSKY KORINS LLP
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158
                                 (212) 716-3239

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 24, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None                        SCHEDULE 13D

================================================================================

1      NAME OF REPORTING PERSON
       and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
       Andrew A. Levy
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
--------------------------------------------------------------------------------

     NUMBER OF
      SHARES            7    SOLE VOTING POWER
   BENEFICIALLY              2,925,300                                     29.3%
     OWNED BY           --------------------------------------------------------
  EACH REPORTING
    PERSON WITH         8    SHARED VOTING POWER
                             -0-                                              0%
--------------------------------------------------------------------------------

                        9    SOLE DISPOSITIVE POWER
                             2,925,300                                     29.3%
--------------------------------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER
                             -0-                                              0%
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,925,300
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES
       |_|
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.3%
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON
       IN
================================================================================

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $.0001 per share ("Common Stock"), of Techprecision Corporation, a Delaware corporation formerly known as Lounsberry Holdings II, Inc., (the "Issuer"). The principal address of the Issuer, as reported in its filings with the Securities and Exchange Commission, is One Bella Drive, Westminster, MA 01473.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The name of the filing party is Andrew A. Levy.

      (b) Mr. Levy's business address is 900 Third Avenue, New York, New York 10022.

      (c) Mr. Levy is president of Redstone Capital Corporation, an investment banking firm.

      (d) During the past five years Mr. Levy has not been convicted in a criminal proceeding.

      (e) During the last five years Mr. Levy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

      Mr. Levy received his shares pursuant to an agreement among the members of Ranor Acquisition LLC, a Delaware limited liability company, which was party to an agreement to acquire all of the outstanding capital stock of Ranor, Inc. (the "Ranor Purchase Agreement"). The shares were issued in connection with the assignment by Ranor Acquisition LLC of its rights under the Ranor Purchase Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

      At the time Mr. Levy acquired his shares, the Issuer was a shell company. Mr. Levy acquired his shares in connection with a transaction whereby the Issuer acquired all of the outstanding capital stock of Ranor, Inc. and the former members of Ranor Acquisition LLC and other investors acquired a controlling interest in the Issuer in a transaction accounted for as a reverse acquisition. This acquisition and related transactions are described in the Issuer's Form 8-K with a report date of February 24, 2006 and a filing date of March 3, 2006 (the "Reverse Acquisition 8-K"). Except as set forth in this Item 4 and in the Reverse Acquisition 8-K, Mr. Levy does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Levy beneficially owns 2,925,300 shares of Common Stock, representing 29.3% of the outstanding shares of Common Stock. Mr. Levy owns 2,675,300 of these shares in his own name, and 250,000 shares are owned by Redstone Capital Corporation, of which Mr. Levy is president and he and his wife are the sole stockholders. Except for his acquisition of shares as described in Item 4 and a private sale of 150,000 shares of Common Stock for nominal consideration contemporaneously with his acquisition of shares of Common Stock, Mr. Levy did not engage in any purchases or sales of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Mr. Levy and two other stockholders of the Issuer, James G. Reindl and Martin M. Daube, have an agreement with Stanley A. Youtt, who is the chief executive officer of the Issuer's subsidiary, Ranor, Inc., pursuant to which they will transfer to Mr. Youtt an aggregate of 796,000 shares of Common Stock in the event that the Issuer does not make an acquisition meeting certain agreed-upon criteria within one year from February 24, 2006, the date the Issuer acquired Ranor, Inc. Pursuant to this agreement, Mr. Levy may be required to transfer 318,400 shares of Common Stock to Mr. Youtt.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1. Agreement dated February 24, 2006 among the Issuer, Ranor Acquisition LLC and the members of Ranor Acquisition LLC, including Mr. Levy.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

      Dated: April 4, 2006


                                        /s/ Andrew A. Levy
                                        -----------------------------------
                                            Andrew A. Levy

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT
                                    ---------

      This Agreement (the "Agreement") is made as of the 24th day of February, 2006 by and among Ranor Acquisition LLC, a Delaware limited liability company with an office c/o Andrew A. Levy 900 Third Avenue, New York, New York 10022 ("Ranor"), Lounsberry Holdings II, Inc., a Delaware corporation having its offices at One Bella Drive, Westminster, Massachusetts 01473 (the "Issuer"), the persons named in Schedule A to this Agreement (each a "Member" and collectively, the "Members"), having the addresses set forth on said Schedule A.

                              W I T N E S S E T H:

      WHEREAS, Ranor is a party to a stock purchase agreement dated August 17, 2005, by and among Ranor, the stockholders of Ranor, Inc., a Delaware corporation (the "Company"), and the Company, which agreement, as amended through the Closing, as hereinafter defined, is referred to as the "Purchase Agreement," pursuant which Ranor has agreed to acquire all of the issued outstanding capital stock of the Company (the "Company Stock"), and

      WHEREAS,  Ranor desires to assign to the Issuer, and the Issuer is willing
(a) to accept the assignment from Ranor of the Purchase Agreement and (b) to purchase the Company Stock all on and subject to the terms of this Agreement and the Purchase Agreement; and

      WHEREAS, the Issuer is willing to sell shares of series A convertible preferred stock, par value $.0001 per share, which is a newly-created series of preferred stock ("Preferred Stock"), to Barron Partners L.P. ("Barron Partners") pursuant to a Preferred Stock Purchase Agreement (the "Preferred Stock Agreement"), and warrants to purchase shares of Common Stock, the proceeds of which sale are intended to provide the Company with a portion of the purchase price payable pursuant to the Purchase Agreement; and

      WHEREAS, the Members constitute all of the members of Ranor, and they have advanced the sum of $115,000 in on behalf of the Issuer in connection with the transactions contemplated by the Purchase Agreement and the Preferred Stock Agreement, desire to purchase an aggregate of 7,997,000 shares (the "New Shares") of common stock, par value $.0001 per share ("Common Stock") of the Issuer, and the Issuer is willing to sell the New Shares to the Members; and

      WHEREFORE, the parties to hereby agree as follows:

      1. Assignment of the Purchase Agreement. Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements contained in this Agreement, at or prior to the Closing, as hereinafter defined:

            (a) Ranor shall assign to the Issuer all of its rights under the Purchase Agreement.

            (b) The Issuer shall accept the assignment of the Purchase Agreement and perform Ranor's obligations under the Purchase Agreement to purchase the Company Stock, subject to the Issuer receiving from Ranor or from sources provided by Ranor funding sufficient to enable the Issuer to perform such obligations as hereinafter provided.

2. Closing.

            (a) The closing of the transactions contemplated hereunder (the "Closing") on such date and time as Ranor and the Issuer may mutually agree upon (the "Closing Date"), but in no event shall the Closing be later than February 28, 2006, unless the parties mutually agree to extend the closing deadline to a later date.

            (b) At the Closing, Ranor will assign the Purchase Agreement to the Issuer, and the Issuer will accept the assignment and purchase the Company Stock, subject to the terms of this Agreement, including the receipt by the Issuer of funding sufficient to enable the Issuer to complete the acquisition contemplated by the Purchase Agreement.

      3. Representations and Warranties of the Members. Each Member hereby severally represents, warrants, covenants and agrees as follows:

            (a) Such Member understands that the offer and sale of the New Shares is being made only by means of this Agreement and understands that the Company has not authorized the use of, and the Member confirms that he or she is not relying upon, any other information, written or oral, other than material contained in this Agreement. Such Member is aware that the acquisition of the New Shares involves a high degree of risk and that such Member may sustain, and has the financial ability to sustain, the loss of his or her entire investment, understands that no assurance can be given that the Company will be profitable in the future, that there is no public market for the Common Stock, and the Issuer can give no assurance that there will ever be a public market for the Common Stock. FURTHERMORE, IN SUBSCRIBING FOR THE NEW SHARES, SUCH MEMBER ACKNOWLEDGES IT IS NOT RELYING UPON ANY PROJECTIONS OR ANY STATEMENTS OF ANY KIND RELATING TO FUTURE REVENUE, EARNINGS, OPERATIONS OR CASH FLOW IN MAKING AN EXECUTING THIS AGREEMENT AND ACQUIRING THE NEW SHARES.

            (b) Such Member represents to the Company that he or she is an accredited investor within the meaning of Rule 501 of the Commission under the Securities Act of 1933, as amended (the "Securities Act") and it understands the meaning of the term "accredited investor." The requirements for an accredited investor as set forth in Exhibit A. Such Member further represents that he or she has such knowledge and experience in financial and business matters as to enable the Member to understand the nature and extent of the risks involved in purchasing the New Shares. Such Member is fully aware that such investments can and sometimes do result in the loss of the entire investment. Such Member has engaged his or her own counsel and accountants to the extent that the Member deems it necessary.

            (c) Such Member is acquiring the New Shares pursuant to this Agreement for his or her own account, for investment and not with a view to the sale or distribution thereof, for the Member's own account and not on behalf of others; has not granted any other person any interest or participation in or right or option to purchase all or any portion of the New Shares; is aware that the New Shares are restricted securities within the meaning of Rule 144 of the Commission under the Securities Act, and may not be sold or otherwise transferred other than pursuant to an effective registration statement or an exemption from registration; and understands and agrees that the certificates for the New Shares shall bear the Company's standard investment legend. The Member understands the meaning of these restrictions.

            (d) The Member will not transfer any New Shares except in compliance with all applicable federal and state securities laws and regulations, and, in such connection, the Company may request an opinion of counsel reasonably acceptable to the Company as to the availability of any exemption.

            (e) Such Member represents and warrants that no broker or finder was involved directly or indirectly in connection with his or her purchase of the New Shares pursuant to this Agreement. Such Member shall indemnify the Company and hold it harmless from and against any manner of loss, liability, damage or expense, including fees and expenses of counsel, resulting from a breach of the Member's warranty contained in this Paragraph 3(f).

            (f) Such Member understands that he or she has no registration rights with respect to the New Shares except as set forth in Exhibit B to this Agreement.

            (g) Such Member represents and warrants that the address set forth on Schedule A to this Agreement is its true and correct address, and understands that the Company will rely on this representation in making filings under state securities or blue sky laws.

      4. Restriction on Sales. No Member may sell any New Shares for a period of twelve months following the issuance of the New Shares (the "Lock-up Period"). No Member shall sell more than 10% of his or her New Shares in the public market in the twelve-month period following the expiration of the Lock-up Period or more than an additional 10% of his or her New Shares during the following twelve-month period. Any sales that a Member is permitted to make pursuant to this Section 4 may be made pursuant to either Rule 144 or any registration statement which may cover such shares. Any transferee of New Shares shall be subject to the same restrictions as are set forth in this Section 4.

      5. Representations and Warranties of Ranor. Ranor hereby makes the following representations and warranties to the Issuer, none of which shall survive the Closing:

            (a) Ranor has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder, and has the right, under the Purchase Agreement, to assign its obligations under the Purchase Agreement to the Issuer.

            (b) Ranor is a limited liability company organized, existing and in good standing under the laws of the State of Delaware. Ranor has the power to own its properties and to carry on its business as now being conducted. Ranor is not in violation of its operating agreement. No consent, approval or agreement of any Person is required to be obtained by Ranor in connection with the execution and performance by Ranor of this Agreement or the execution and performance by Ranor of any agreements, instruments or other obligations entered into in connection with this Agreement.

            (c) No consent, approval or agreement of any Person is required to be obtained by Ranor in connection with the execution and performance by Ranor of this Agreement.

      6. Representations and Warranties of the Issuer. The Issuer hereby represents and warrants to the Members as follows:

            (a) General.

                  (i) The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Issuer does not have any equity investment or other interest, direct or indirect, in, or any outstanding loans, advances or guarantees to or on behalf of, any domestic or foreign corporation, limited liability company, association, partnership, joint venture or other entity.

                  (ii) Complete and correct copies of the Issuer's certificate of incorporation and by-laws are available for review on the Edgar system maintained by the U.S. Securities and Exchange Commission (the "Commission").

                  (iii) The Issuer has full power and authority to carry out the transactions provided for in this Agreement, and this Agreement constitutes the legal, valid and binding obligations of the Issuer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditor's rights and except that any remedies in the nature of equitable relief are in the discretion of the court. All necessary action required to be taken by the Issuer for the consummation of the transactions contemplated by this Agreement has been taken.

                  (iv) The New Shares, when issued pursuant to this Agreement, will be duly and validly authorized and issued, fully paid and non-assessable. The issuance of the New Shares to Members is exempt from the registration requirements of the Securities Act, pursuant to an exemption provided by Section 4(2) thereunder.

            (b) SEC Documents. The Issuer is registered pursuant to Section 12 of the Exchange Act and it current with its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). None of the Issuer's filings made pursuant to the Exchange Act (collectively, the "Issuer SEC Documents") contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer SEC Documents, as of their respective dates, complied in all material respects with the requirements of the Exchange Act, and the rules and regulations of the Commission thereunder, and are available on the Commission's EDGAR system.

      7. Conditions to the Obligation of Members and the Issuer. The obligations of Members and the Issuer under this Agreement are subject to the completion of the sale of preferred stock and warrants to Barron Partners pursuant to an agreement between the Issuer and Barron Partners prior to or contemporaneously with the exchange contemplated by this Agreement.

      8. Miscellaneous.

            (a) This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof, superseding any and all prior or contemporaneous oral and prior written agreements, understandings and letters of intent. This Agreement may not be modified or amended nor may any right be waived except by a writing which expressly refers to this Agreement, states that it is a modification, amendment or waiver and is signed by all parties with respect to a modification or amendment or the party granting the waiver with respect to a waiver. No course of conduct or dealing and no trade custom or usage shall modify any provisions of this Agreement.

            (b) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

            (c) This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns.

            (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.

            (e) The various representations, warranties, and covenants set forth in this Agreement or in any other writing delivered in connection therewith shall survive the issuance of the Shares.

            (f) If the Member is a resident of a state set forth in Exhibit C to this Agreement or if the Member negotiates the purchase of the Shares from or receives this Agreement while in Florida, the provisions of such Exhibit C relating to the Member's purchase of the Shares are incorporated as if set forth in full in this Agreement.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first aforeseaid.


                                        ----------------------------------------
                                        Andrew A. Levy


                                        ----------------------------------------
                                        James G. Reindl


                                        REDSTONE CAPITAL CORP.

                                        By:
                                           -------------------------------------
                                        Name:
                                        Title:


                                        ----------------------------------------
                                        Stanley Youtt


                                        ----------------------------------------
                                        Martin Daube


                                        ----------------------------------------
                                        Larry Steinbrueck

                                        ----------------------------------------
                                        Michael Holly

                                        LOUNSBERRY HOLDINGS II, INC.

                                        By:
                                            ------------------------------------
                                            James G. Reindl, Chairman and CEO


                                        RANOR ACQUISITION LLC.

                                        By:
                                            ------------------------------------
                                            Andrew A. Levy, Manager

                                                                      Schedule A


                                     Members
                                     -------

Name and Address                                       No. Shares
----------------                                       ----------

Andrew A. Levy                                          2,825,300
900 Third Avenue, 13th floor
New York, NY 10022
James G. Reindl                                         3,095,300
347 E. Hillendale Road
Kennett Square, PA 19317

Redstone Capital Corporation                              250,000
c/o Andrew A. Levy
900 Third Avenue, 13th floor
New York, NY 10022

Stanley Youtt                                             796,000
5 Taymax Road
Westminster, MA 01473

Martin Daube                                              741,400

Larry Steinbrueck                                         204,000


Michael Holly                                              85,000


Total                                                   7,997,000

                                                                       Exhibit A

                              Accredited investors
                              --------------------

A Member who meets any one of the following tests is an accredited investor:

      (a) The Member is an individual who has a net worth, or joint net worth with the Member's spouse, of at least $1,000,000.

      (b) The Member is an individual who had individual income of more than $200,000 (or $300,000 jointly with the Member's spouse) for the past two years, and the Member has a reasonable expectation of having income of at least $200,000 (or $300,000 jointly with the Member's spouse) for the current year.

      (c) The Member is an officer or director of the Company.

      (d) The Member is a bank as defined in section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity.

      (e) The Member is a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934.

      (f) The Member is an insurance company as defined in section 2(13) of the Securities Act.

      (g) The Member is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act.

      (h) The Member is a small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.

      (i) The Member is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

      (j) The  Member is a private  business  development  company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

      (k) The Member is an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

      (l) The Member is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Commission under the Securities Act.

      (m) The Member is an entity in which all of the equity owners are accredited investors (i.e., all of the equity owners meet one of the tests for an accredited investor).

      If an individual Member qualifies as an accredited investor, such individual may purchase the Shares in the name of his or her individual retirement account ("IRA").

                                                                       Exhibit C

                              State Representations
                              ---------------------

      The following provisions are an integral part of this Agreement if the Member is a resident of the following state(s).

      1. Florida

      If the Member is a Florida resident or if the offer or sale occurs in Florida or if the Disclosure Material is delivered in Florida, the following shall apply:

      Pursuant to Section 517.061(11)(a)(5) of the Florida Statutes, Florida Members have a three day right to rescission. If a Florida resident has executed a subscription agreement, he or she may elect, within three business days after signing the subscription agreement, to withdraw from the subscription agreement and receive a full refund and return (without interest) of any money paid by him or her. A Florida resident's withdrawal will be without any further liability to any person. To accomplish such withdrawal, a Florida resident need only send a letter or telegram to the issuer at One Bella Drive, Westminster, Massachusetts 01473, Attention of Mr. James G. Reindl, Chairman, indicating his or her intention to withdraw. Such letter or telegram must be sent and postmarked prior to the end of the aforementioned third business day. If a Florida resident sends a letter, it is prudent to sent it by certified mail, return receipt requested, to insure that it is received and also to evidence the time and date when it is mailed. Should a Florida resident make this request orally, he or she should ask for written confirmation that his or her request has been received.

      2. Pennsylvania

      If the Member is a Pennsylvania resident, the following shall apply:

      Each person who accepts an offer to purchase securities exempted from registration by Section 203(d) of the Pennsylvania Securities Act of 1972, as amended, directly from the issuer or affiliate of the issuer, shall have the right to withdraw his or her acceptance without incurring any liability to the seller, underwriter (if any) or any other person within two business days from the date of receipt by the issuer of his or her written binding contract of purchase or, in the case of a transaction in which there is no binding contract of purchase, within two business days after he or she makes the initial payment for the securities being offered.

      Each Pennsylvania subscriber is prohibited from selling his or her Shares for a period of twelve months from the date of his or her purchase.


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